FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2015
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA publishes its Integrated Report of Activities for 2014

June 4, 2015, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announces the publication of its Integrated Report of Activities for 2014.

To all our stakeholders,

“We are grateful to all of you for your trust and support, which have been crucial for ICA’s solid performance this year, one of the best in terms of new contracts and growth in the company’s history, after 2012. With our technical capacity and the quality of our project execution, we are able to rise to the most complex infrastructure challenges through strategic alliances and innovative, profitable and sustainable proposals.” said Alonso Quintana, ICA’s CEO.

For the second consecutive year, ICA is the only Latin American construction company included in the Dow Jones Sustainability Index. This gives us new goals and challenges in the development of infrastructure that promotes social, environmental, and economic development. ICA seeks to ensure the sustainable growth of the company with a vision of creating value that is shared with our clients, investors, employees, and other stakeholders.

Through this Integrated Report of Activities 2014, we present our initiatives and achievements in the areas of corporate governance, human capital, workplace health and safety, management systems, environmental optimization, social action, research, and cultural contributions. This report was elaborated based on the criteria and indicators of the Global Reporting Initiative (GRI) G4, complying satisfactorily with the Materiality Disclosure service, and using the chapter headings and guidelines of The International Integrated Reporting Council (IIRC).

The report is available at: https://www.ica.com.mx/en_US/reports-and-cases. For more information please contact the Sustainability office (sustentabilidad@ica.mx) or Investor Relations (relacion.inversionistas@ica.mx).

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit ir.ica.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2015	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Financial Officer